UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

STRATTEC SECURITY CORPORATION
(Exact name of registrant as specified in charter)

Wisconsin	0-25150	39-1804239
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer I.D. Number)

3333 West Good Hope Road Milwaukee, WI	53209
(Address of Principal Executive Offices)	(Zip Code)

Patrick J. Hansen	(414) 247-3333
(Name and telephone number; including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

(a)           This Specialized Disclosure Report on Form SD ("Form SD") of STRATTEC SECURITY CORPORATION ("Strattec") for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended ("Rule").  The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to "conflict minerals" as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act").  Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.  The Rule generally imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as "necessary conflict minerals").  For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country, collectively defined as the "Covered Countries".  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.  Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered "DRC conflict free".  With respect to calendar year 2017, Strattec has determined that tantalum, tin, tungsten and gold are necessary to the functionality or production of certain of its manufactured products (such conflict minerals are referred to as "necessary Conflict Minerals").

(b)           Strattec commenced conducting a reasonable country of origin inquiry in calendar year 2013 regarding the necessary Conflict Minerals present in its products and filed a Specialized Disclosure Report and Conflict Minerals Report with the SEC for calendar years 2013, 2014, 2015, and 2016.  Strattec continued this reasonable country of origin inquiry during calendar year 2017 to determine the country of origin for any necessary Conflict Minerals present in its products.  That reasonable country of origin inquiry was designed to determine whether those necessary Conflict Minerals present in Strattec products manufactured or contracted to be manufactured by Strattec originated in the Covered Countries or came from recycled or scrap sources.

(c)           STRATTEC designs, develops, manufactures and markets automotive access control products, including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches (including trunk latches, liftgate latches, tailgate latches, side door latches and related hardware), power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products (collectively, the "Products").  Management of our supply base is handled by separate internal employee buyers who are responsible for the purchase of a particular type of part, component or raw material from our supply base. We have extensive knowledge regarding the design and the development of our Products and, therefore, we have extensive knowledge of the manufacturing processes used to build those Products, including control over the detailed materials used by us to manufacture the Products.  As a result, we know that many of our products contain tantalum, tin, tungsten and/or gold, which minerals are necessary to the functionality or production of the Products.

Strattec and its direct suppliers acquire, obtain and use necessary Conflict Minerals from sources worldwide, and our desire is not to eliminate those originating in the Covered Countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries.  As part of Strattec's commitment to corporate responsibility and respecting human rights in its operations and in its global supply chain, it is Strattec's goal to use tantalum, tin, tungsten and gold in the Products that do not directly or indirectly finance or benefit armed groups in the Covered Countries while continuing to support responsible mineral sourcing in the region.  Strattec expects that its suppliers will implement policies and procedures, along with their due diligence processes, that allow Strattec to be reasonably assured that products and components supplied to Strattec containing necessary Conflict Minerals are DRC conflict free.  Accordingly, we expect our suppliers to cooperate and comply with our supplier quality policy and related conflict minerals compliance procedures in conducting their businesses.

(d)           Strattec conducted due diligence regarding the source and chain of custody of its Conflict Minerals through utilization of a nationally recognized due diligence framework, as more particularly described in the Strattec Conflict Minerals Report filed as Exhibit 1.01.  In conducting this due diligence, Strattec has concluded in good faith that during calendar 2017:

•	Strattec has manufactured and contracted with others to manufacture products as to which conflict minerals are necessary to the functionality or production of our products.

•
Based upon the reasonable country of origin inquiry conducted to date and after exercising the due diligence steps conducted to date and described in the attached Conflict Minerals Report, Strattec knows or has reason to believe that a portion of its necessary Conflict Minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary Conflict Minerals may not be solely from recycled or scrap sources.

Consequently, Strattec has filed this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto.

Item 1.02	Exhibit.

Strattec's Conflict Minerals Report is filed as Exhibit 1.01 and is also available on its website at www.strattec.com under the "Suppliers" tab.

Section 2 – Exhibits

Item 2.01	Exhibits.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STRATTEC SECURITY CORPORATION
Date: May 17, 2018
	By:	/s/ Patrick J. Hansen
Patrick J. Hansen, Senior Vice President and Chief Financial Officer